UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months and Nine Months Ended 30
September 2026

2	Q3 2026 Earnings Release
5 November 2026

Q3 2026 EBITDA*(5) +12% to $1.57bn • Q3 2026 free cash flow* $722m
• YTD free cash flow* $2.6bn • Q3 2026 interim dividend of $361m, or 71 cps • Full-year 2026 guidance(6) reaffirmed • Net cash*(5)
expands to $1.26bn • Organic growth plan charted

London, Denver, Johannesburg, 5 November 2026 –
AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA”, the
“Company” or the “Group”) delivered $722m in free cash flow* in
Q3 2026, reflecting the underlying cash-generation capacity of its global portfolio to self-fund strategic reinvestment while
maintaining sector-leading shareholder returns.
Safety performance
AngloGold Ashanti reports with deep sadness the death of a
colleague due to an underground rockfall at the Sukari
underground mine in August 2026. The Company’s Board of
Directors (“Board”) and leadership team extend their sincere condolences to the family, friends, and co-workers.
Operations were suspended immediately to investigate alongside authorities and review critical risk procedures with all site teams.
Operations have since resumed, with key learnings being
implemented across the Group.
Operating performance
With year-to-date gold production for the Group(1)(2) of
2,164,000oz, AngloGold Ashanti confirms full-year output tracking to achieve annual guidance(6).
Through a planned period of intensive reinvestment in growth and mine life extension projects, as well as scheduled mine
sequencing, AngloGold Ashanti generated $722m in free cash
flow*, lifted net cash*(5) to $1.26bn, and supported an interim dividend for Q3 2026 of $361m.
“Our Q3 2026 performance highlights AngloGold Ashanti’s
structural quality and free cash flow* generation,” said CEO
Alberto Calderon. “We remain focused on operational
predictability, balance sheet resilience, and delivering on our commitments.”
The operational catalysts that are expected to unlock a strong Q4
2026 are already active across the Company’s assets.
Dewatering at Iduapriem following flooding from a neighbouring mine earlier this year, has restored full access to high-grade mining blocks; open-pit waste-stripping at Sukari is unlocking higher-grade ore and underground stopes at Obuasi are returning to their operational ramp-up following a fatality earlier this year.
“We are well positioned to deliver a strong final quarter to achieve our full-year gold production targets while advancing our long-
term, high-margin pipeline in Nevada and our brownfield assets,”
said CEO Alberto Calderon.
Cash conversion, balance sheet strength
The strong financial result translated into improved balance sheet strength. EBITDA*(5) for Q3 2026 rose 12% year-on-year to
$1,568m, from $1,400m(3) for Q3 2025, supported by the
increase in the average gold price received per ounce*(1) for the
Group to $4,239/oz, from $3,490/oz(3) in Q3 2025.
Free cash flow* of $722m was achieved in Q3 2026, compared
with $920m(3) in Q3 2025, as tax payments increased year-on-
year in line with improved profitability and the Company
increased investment in safe, sustainable production and a
portfolio of organic growth projects. Free cash flow* was
impacted in Q3 2026 mainly by lower ounces sold as well as:
•A planned 45% increase in total capital expenditure to $497m in Q3 2026, funding critical waste stripping campaigns, fleet upgrades, and the continued advancement of the North
Bullfrog and Arthur Gold Projects in Nevada.
•A year-on-year increase in net cash taxes paid to $174m in
Q3 2026, from $75m(3) in Q3 2025.
•A working capital absorption mainly from lower payables and higher receivables, and higher operating costs.
The Group ended Q3 2026 in a net cash*(5) position of $1,256m, with overall liquidity of around $4.5bn, providing substantial headroom to fund organic growth.
Sector-leading returns
Reflecting the continued robust cash flow generation, the Board declared an interim dividend of $361m, or 71 US cents per share for Q3 2026. This brings total dividends declared year-to-date to
$1,310m, or 259 US cents per share.
Guidance reaffirmed(6)
Full-year gold production guidance of 2,800,000oz to
3,170,000oz is reaffirmed.
Gold production for the Group(1)(2) of 696,000oz in Q3 2026
reflected anticipated grade sequencing across key open pits and short-term operating challenges that have since normalised. Five assets expanded production year-on-year compared with Q3
2025, led by Siguiri (+49%), Sunrise Dam (+6%), Kibali (+6%),
Cuiabá (+4%), and Cerro Vanguardia (+2%), reinforcing the
benefits of the Group’s diversified portfolio. Year-on-year
production decreases were recorded at Tropicana, as anticipated
(-15%), Iduapriem (-43%), Obuasi (-26%), Sukari (-21%), and
Geita (-4%) in Q3 2026.

3	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Group Performance continued
Total cash costs per ounce* for Q3 2026 were $1,534/oz, versus
$1,480/oz in Q2 2026 and $1,225/oz in Q3 2025. AISC per
ounce* for Q3 2026 were $2,170/oz from $1,720/oz in Q3 2025, with most of the increase stemming from exogenous market-
related factors. This performance also reflects planned annual sustaining capital expenditure* and volume-sensitive fixed cost absorption during the lowest-production quarter of the year.
Exogenous, market-driven factors accounted for $189/oz (61%)
of the year-on-year increase in total cash costs per ounce* in Q3
2026, and $201/oz (83%) of the year-on-year increase across the first nine months of 2026. These external factors reflect, among other things:
•Price-linked royalties: Average gold price received per
ounce*(1) of $4,518/oz for year-to-date (“YTD”) Sep 2026,
generated a royalty impact of +$81/oz across the cost base
compared to YTD Sep 2025.
•Energy pricing lags: The pass-through impacts on fuel from
market-driven increases in global crude oil increased the cost base by +$33/oz for YTD Sep 2026 compared to YTD Sep
2025.
Unlocking organic growth and long-term value
AngloGold Ashanti has identified targeted, capital efficient brownfield expansions across its portfolio. These projects – at
Geita, Siguiri, and Cuiabá, as well as the ongoing ramp-up at
Obuasi – are designed to leverage existing infrastructure and operational footprints to reduce execution risk and optimise capital intensity.
Total forecast capital expenditure for the growth projects at Geita,
Siguiri and Cuiabá is estimated at $750m to $900m over a 3 year period, which is projected to provide incremental production from a 2025 base of 300,000oz - 450,000oz by the end of the decade.
At steady state, these projects are expected to maintain or
improve real operational costs.
In Nevada, the Arthur Gold Project Feasibility Study and North
Bullfrog permitting activities are advancing on schedule, with the aim to establish the Company’s next Tier One production centre in a premier mining jurisdiction. On 3 November 2026, the Board approved funding for the execution phase of the North Bullfrog project, subject to receipt of federal and state-level permits.
“We have world-class, Tier One growth advancing in Nevada,
and near-term upside within our existing operations,” said CEO
Alberto Calderon. “These are high-return, capital efficient projects at our operating mines that are expected to provide high-margin ounces and unlock further value from our portfolio.”
AGA Mineração, Brazil

4	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Group Performance continued
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)Includes gold concentrate from the Cuiabá mine sold to third parties.
(3)Includes the results of Serra Grande operation to the date of disposal on
1 December 2025.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at
the request of the Johannesburg Stock Exchange Limited (JSE).
These measures are required to be disclosed by the JSE Listings
Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of
Non-GAAP financial measures.
(5)To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash)* and EBITDA* as well as its net debt (cash)* to
EBITDA* ratio (leverage ratio), which are Non-GAAP financial measures, and will not further adjust these metrics in its reporting. Comparative periods will also reflect this change.
(6)Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors.
Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold
Ashanti will prove to have been correct. Measures taken at AngloGold
Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended
31 December 2025 filed with the SEC.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Nevada, United States of America

5	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Performance continued

Financial results	Quarter	Quarter		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Sep	Sep	Variance	Sep	Sep	Variance
US Dollar millions, except as otherwise noted	2026	2025		2026	2025
Average gold price received*(1) ($/oz)	4,239	3,490	21%	4,518	3,222	40%
EBITDA*(5) ($m)	1,568	1,400	12%	5,833	3,749	56%
Headline earnings(4) ($m)	790	672	18%	3,085	1,759	75%
Capital expenditure - Group(1) ($m)	563	388	45%	1,579	1,105	43%
Net cash flow from operating activities ($m)	1,380	1,419	(3)%	4,521	3,162	43%
Free cash flow* ($m)	722	920	(22)%	2,617	1,858	41%
Net cash*(5) ($m)	1,256	231	N/M	1,256	231	N/M

N/M: Not meaningful

Financial highlights
•EBITDA*(5) rose year-on-year to $1,568m for Q3 2026, compared to $1,400m for Q3 2025, mainly due to the higher average gold price received per ounce*, higher equity earnings from non-managed joint ventures, and lower costs related to legacy tailings storage facilities (“TSF”), partly offset by lower ounces sold and higher operating costs
•Free cash flow* declined year-on-year to $722m in Q3 2026, from $920m in Q3 2025. This decline mainly reflects increased capital expenditure, higher tax payments, lower working capital inflows, higher operating costs and lower gold sold, which was partly offset by the benefits of a stronger average gold price received per ounce*(1)
•Headline earnings(4) rose year-on-year to $790m in Q3 2026, from $672m in Q3 2025; headline earnings(4) per share was up year-on-year to 155 US cents per share in Q3 2026, from 132 US cents per share in Q3 2025
•Total capital expenditure for the Group(1) increased year-on-year to $563m for Q3 2026, from $388m in Q3 2025, including
$352m in sustaining capital expenditure* and $211m in non-sustaining capital expenditure*, reflecting reinvestment across the portfolio
•Net cash*(5) position of $1,256m at 30 September 2026
•Interim dividend of 71 US cents/share declared for Q3 2026

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

6	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Performance continued

Operating results	Quarter	Quarter		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Sep	Sep	Variance	Sep	Sep	Variance
US Dollar millions, except as otherwise noted	2026	2025		2026	2025
Gold production - Group(1)(2) (koz)	696	768	(9)%	2,164	2,292	(6)%
Gold production - Managed operations(1)(2)(koz)	605	682	(11)%	1,939	2,068	(6)%
Total cash costs* - Group(1) ($/oz)	1,534	1,225	25%	1,467	1,224	20%
Total cash costs* - Managed operations(1) ($/oz)	1,597	1,244	28%	1,483	1,233	20%
AISC* - Group(1) ($/oz)	2,170	1,720	26%	2,053	1,676	22%
AISC* - Managed operations(1) ($/oz)	2,273	1,766	29%	2,104	1,706	23%

Operational highlights
•Total Recordable Injury Frequency Rate (“TRIFR”) at managed operations was 1.09 injuries per million hours worked in Q3
2026, compared to 0.79 injuries per million hours worked in Q2 2026
•Gold production for the Group(1)(2) decreased by 9% year-on-year in Q3 2026 to 696,000oz compared to 768,000oz in Q3 2025;
excluding Serra Grande, there was an 8% year-on-year decrease in Q3 2026 compared to Q3 2025
•Siguiri delivered 58,000oz in Q3 2026, a significant 49% year-on-year increase from Q3 2025, overcoming the TSF-related plant stoppage in Q3 2025, while Sunrise Dam (+6%), Kibali (+6%), Cuiabá (+4%) and Cerro Vanguardia (+2%) also grew production year-on-year
•Sukari’s gold production decreased 21% year-on-year in Q3 2026, mainly as a result of the mining of increased ounces from
Stage 5 in Q3 2025, as well as the inclusion of lower-grade material and lower-grade underground development ore in Q3 2026
•Total cash costs per ounce* for the Group(1) increased year-on-year to $1,534/oz in Q3 2026, from $1,225/oz in Q3 2025; AISC per ounce* for the Group(1) rose year-on-year to $2,170/oz in Q3 2026, from $1,720/oz in Q3 2025
•Total cash costs per ounce* from managed operations(1) increased year-on-year to $1,597/oz in Q3 2026, from $1,244/oz in Q3
2025 mainly due to the impact of lower gold production and market-driven factors, with higher labour and mining contractor rates, increased gold royalty costs, higher fuel costs, as well as appreciation of local currencies against the US dollar
•AISC per ounce* from managed operations(1) rose year-on-year to $2,273/oz in Q3 2026, from $1,766/oz in Q3 2025, reflecting the impact of lower gold sales, higher total cash costs per ounce* and higher sustaining capital expenditure* reinvestment
•AngloGold Ashanti reaffirmed its full-year 2026 guidance, with gold production, costs and capital spending expected to remain within the guided ranges(6)

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

7	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial and Operating Key Statistics

Key statistics		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
US Dollar millions, except as otherwise noted		2026	2025	2026	2025
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	696	768	2,164	2,292
Produced - Managed operations(1)(2)(3)	- oz (000)	605	682	1,939	2,068
Produced - Non-managed joint ventures(1)	- oz (000)	91	86	225	224

Sold - Group(1)(2)(3)	- oz (000)	697	764	2,168	2,302
Sold - Managed operations(1)(2)(3)	- oz (000)	604	680	1,935	2,083
Sold - Non-managed joint ventures(1)	- oz (000)	93	84	233	219

Financial review
Gold income	- $m	2,559	2,373	8,747	6,707
Cost of sales - Group(1)	- $m	1,456	1,348	4,400	3,933
Cost of sales - Managed operations(1)	- $m	1,316	1,225	4,010	3,597
Cost of sales - Non-managed joint ventures(1)	- $m	140	123	390	336
Total operating costs	- $m	1,025	894	3,087	2,669
Gross profit	- $m	1,303	1,192	4,949	3,228

Average gold price received per ounce* - Group(1)	- $/oz	4,239	3,490	4,518	3,222
Average gold price received per ounce* - Managed operations(1)	- $/oz	4,238	3,488	4,520	3,220
Average gold price received per ounce* - Non-managed joint ventures(1)	- $/oz	4,248	3,502	4,503	3,240
All-in sustaining costs per ounce* - Group(1)	- $/oz	2,170	1,720	2,053	1,676
All-in sustaining costs per ounce* - Managed operations(1)	- $/oz	2,273	1,766	2,104	1,706
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,497	1,355	1,628	1,392
Total cash costs per ounce* - Group(1)	- $/oz	1,534	1,225	1,467	1,224
Total cash costs per ounce* - Managed operations(1)	- $/oz	1,597	1,244	1,483	1,233
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,117	1,068	1,334	1,145

Profit for the period	- $m	927	815	3,581	2,163
EBITDA*(5)	- $m	1,568	1,400	5,833	3,749
Total borrowings	- $m	1,804	2,301	1,804	2,301
Net cash*(5)	- $m	1,256	231	1,256	231

Profit attributable to equity shareholders	- $m	787	669	3,070	1,781
	- US cents/share	154	132	603	350
Headline earnings(4)	- $m	790	672	3,085	1,759
	- US cents/share	155	132	606	346
Net cash inflow from operating activities	- $m	1,380	1,419	4,521	3,162
Free cash flow*	- $m	722	920	2,617	1,858
Capital expenditure - Group(1)	- $m	563	388	1,579	1,105
Capital expenditure - Managed operations(1)	- $m	497	342	1,412	995
Capital expenditure - Non-managed joint ventures(1)	- $m	66	46	167	110

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) Includes gold production and gold sold for the Serra Grande operation, which was sold on 1 December 2025, comprising (i) gold produced and gold sold of 15,000oz for Q3 2025 and (ii) gold produced of 42,000oz and gold sold of 41,000oz for YTD Sep 2025.

(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5) To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash)* and EBITDA* as well as its net debt (cash)* to EBITDA* ratio
(leverage ratio), which are Non-GAAP financial measures, and will not further adjust these metrics in its reporting. Comparative periods will also reflect this change.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

8	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial and Operating Results
Quarterly Review
Gold production
Group gold production for Q3 2026 totalled 696,000oz, a
decrease year-on-year from 768,000oz in Q3 2025. Excluding
Serra Grande, which produced 15,000oz in Q3 2025 and was
sold on 1 December 2025, there was an 8% year-on-year
decrease in gold production for the Group in Q3 2026 compared to Q3 2025.
Siguiri (+19koz) recorded a significant year-on-year increase in gold production in Q3 2026, overcoming the plant stoppage
experienced in Q3 2025 to address seepage on the TSF caused
by excessive rainfall. Cuiabá (+3koz) delivered a solid Q3 2026, with total tonnes treated increasing by 3% year-on-year, whilst
Sunrise Dam (+3koz) increased recovered grade compared to
Q3 2025. Kibali (+5koz) had a strong performance in Q3 2026
with a 6% increase in recovered grade year-on-year attributable to additional ore mined at Pamao and advanced mining at
Gorumbwa. Cerro Vanguardia (+1koz) remained largely
unchanged year-on-year.
Sukari (-28koz) recorded a year-on-year decline in gold
production, mainly reflecting a 34% decrease in recovered grade alongside a high comparative baseline from Stage 5 open-pit
mining in Q3 2025. Mill feed was intentionally diversified toward lower-grade development ore and surface inventory during a 30-
day safety-related underground operational pause, following the tragic fatality at the mine in August 2026.
Iduapriem (-26koz) was impacted in Q3 2026 mainly due to
flooding from the nearby mine, affecting the mining of the high-
grade 2C pit, and a decrease in tonnes treated as a result of major plant component change-outs.
At Obuasi (-18koz), gold production was lower year-on-year in
Q3 2026, primarily reflecting infrastructure constraints at the KMS shaft, localised operational delays, and the implementation of comprehensive underground safety and compliance protocols
initiated in Q2 2026. Operating momentum recovered significantly in October 2026, positioning the mine to achieve an anticipated annualised fourth-quarter production run rate of around 300,000 ounces.
Tropicana (-11koz) and Geita (-5koz) both recorded decreases in
Q3 2026 compared to Q3 2025 primarily due to the processing of lower-grade ore.
Group gold production for YTD Sep 2026 totalled 2,164,000oz, a
6% decrease from 2,292,000oz in YTD Sep 2025. This year-on-
year reduction was driven primarily by decreases at Sukari,
Obuasi, Iduapriem, Sunrise Dam and Geita. Excluding Serra
Grande, which produced 42,000oz in YTD Sep 2025 and was
sold on 1 December 2025, there was a 4% year-on-year
decrease in gold production for the Group in YTD Sep 2026
compared to YTD Sep 2025.
Costs
Total cash costs per ounce* for the Group increased year-on-year to $1,534/oz in Q3 2026, compared to $1,225/oz in Q3 2025. The increase was driven primarily by market-related factors which resulted in an estimated 15% year-on-year increase, in addition to lower gold production which further elevated total cash costs per ounce*.
Inflation, mainly driven by higher labour and mining contractor costs, increased total cash costs per ounce* year-on-year by an estimated 6%, reflecting consumer price index (“CPI”)
movements in the jurisdictions where the Group operates, in
addition to market-related increases in fuel prices which resulted in an estimated 4% year-on-year increase in total cash costs per ounce*. Higher royalty costs linked to the stronger average gold price received per ounce* resulted in an estimated 4% year-on-
year increase in total cash costs per ounce*.
Managed operations recorded a year-on-year increase in total cash costs per ounce*, rising from $1,244/oz in Q3 2025 to
$1,597/oz in Q3 2026. The impact of inflation from higher labour and mining contractor costs, higher fuel prices, higher gold royalties, and lower gold production from most of the managed portfolio was partially offset by stronger year-on-year production performances at Siguiri, Sunrise Dam and Cuiabá, as well as
higher by-product revenue at Cerro Vanguardia due to the higher silver price received in Q3 2026.
Total cash costs per ounce* at the Group’s non-managed joint ventures increased year-on-year to $1,117/oz in Q3 2026,
compared to $1,068/oz in Q3 2025. The increase was primarily driven by higher labour, mining contractor, gold price-linked royalty, and fuel costs at Kibali, partly offset by higher production year-on-year.
All-in sustaining costs per ounce* (“AISC”) for the Group
increased year-on-year to $2,170/oz in Q3 2026, compared to
$1,720/oz in Q3 2025. At the managed operations, AISC per
ounce* increased year-on-year to $2,273/oz in Q3 2026, up from
$1,766/oz in Q3 2025, primarily due to higher operating costs and sustaining capital expenditure*, and lower gold sales year-on-
year. AISC per ounce* at the non-managed joint ventures
increased year-on-year to $1,497/oz in Q3 2026, from $1,355/oz in Q3 2025, mainly due to a year-on-year increase in total cash costs per ounce* and higher sustaining capital expenditure*.
Total cash costs per ounce* for the Group increased year-on-year to $1,467/oz for YTD Sep 2026, compared to $1,224/oz in YTD
Sep 2025. The increase was driven primarily by market-related factors increasing costs by an estimated 16% year-on-year, in addition to lower gold production which further increased total
Cerro Vanguardia, Argentina

9	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial and Operating Results continued
Quarterly Review
cash costs per ounce*, partially offset by higher by-product revenue. Higher royalty costs linked to the stronger average gold price received per ounce* resulted in an estimated 6% year-on-
year increase in total cash costs per ounce*. In addition, inflation mainly driven by higher labour and mining contractor costs
increased total cash costs per ounce* year-on-year by an
estimated 4%, higher fuel prices resulted in an estimated 3%
year-on-year increase in total cash costs per ounce*, and a
stronger foreign currency exchange rate against the US dollar resulted in an estimated 3% year-on-year increase in total cash costs per ounce*.
Managed operations recorded year-on-year increase in total cash costs per ounce*, rising from $1,233/oz in YTD Sep 2025 to
$1,483/oz in YTD Sep 2026. The impact of the market-driven
increases in total cash costs per ounce* and lower gold
production from Sukari, Obuasi, Iduapriem, Sunrise Dam and
Geita were partially offset by stronger year-on-year production performances at Tropicana, Cuiabá and Siguiri, and higher by-
product revenue at Cerro Vanguardia due to the higher silver price received in YTD Sep 2026.
Total cash costs per ounce* at the Group’s non-managed joint ventures increased year-on-year to $1,334/oz for YTD Sep 2026, compared to $1,145/oz in YTD Sep 2025. The increase was
primarily driven by the impact of higher labour, mining contractor, gold price-linked royalties and fuel costs at Kibali.
AISC per ounce* for the Group increased year-on-year to $2,053/
oz for YTD Sep 2026, compared to $1,676/oz in YTD Sep 2025.
At the managed operations, AISC per ounce* increased year-on-
year to $2,104/oz in YTD Sep 2026, up from $1,706/oz in YTD
Sep 2025, primarily due to higher year-on-year total cash costs per ounce* and sustaining capital expenditure*. AISC per ounce*
at the non-managed joint ventures increased year-on-year to
$1,628/oz in YTD Sep 2026, from $1,392/oz in YTD Sep 2025,
mainly due to year-on-year increases in total cash costs per ounce* and sustaining capital expenditure*, partially offset by an increase in gold sales at Kibali.
EBITDA*
Earnings before interest, tax, depreciation and amortisation*
(“EBITDA*”) for Q3 2026 increased to $1,568m, up from $1,400m in Q3 2025. This strong year-on-year growth was mainly
underpinned by a higher average gold price received per ounce*, higher by-product revenue, higher equity earnings from
associates and non-managed joint ventures, lower exploration and evaluation costs, lower costs related to legacy TSFs and lower Centamin integration costs.
These positive contributions were partially offset by lower gold sales volumes, higher total operating costs (driven mainly by increases in labour, mining contractor and fuel prices, and higher royalty costs), higher corporate administration costs, and higher foreign exchange and fair value adjustments.
EBITDA* for YTD Sep 2026 increased to $5,833m, up from
$3,749m in YTD Sep 2025. This strong year-on-year growth was primarily driven by a higher average gold price received per ounce*, higher by-product revenue, higher equity earnings from associates and non-managed joint ventures, lower exploration and evaluation costs, lower costs related to legacy TSFs and mining contractor rate adjustments, and a premium received on the repurchase of bonds.
These positive impacts were partially offset by higher total operating costs including market-related increases in fuel prices, higher royalty costs, and a stronger foreign currency exchange rate against the US dollar, lower gold sales volumes, higher corporate administration costs, and higher foreign exchange and fair value adjustments. YTD Sep 2025 included an impairment
reversal for Serra Grande which was partially offset by a loss on disposal relating to the sale of the Doropo and Archean-Birimian
Contact project.
Earnings
Basic earnings (profit attributable to equity shareholders) for Q3
2026 were $787m, or 154 US cents per share, compared to
$669m, or 132 US cents per share, in Q3 2025. The strong year-
on-year increase was largely driven by a higher average gold price received per ounce*, higher by-product revenue, higher equity earnings from associates and non-managed joint ventures, lower exploration and evaluation costs, lower finance costs, lower costs related to legacy TSFs, and lower Centamin integration costs.
This increase in basic earnings was partly offset by lower gold sales volumes, higher total operating costs (driven mainly by increases in labour, mining contractor and fuel prices, and higher royalty costs), higher corporate administration costs, higher foreign exchange and fair value adjustments, and a higher tax charge.
Basic earnings (profit attributable to equity shareholders) for YTD
Sep 2026 were $3,070m, or 603 US cents per share, compared
to $1,781m, or 350 US cents per share, in YTD Sep 2025. This strong year-on-year growth was primarily driven by a higher
average gold price received per ounce*, higher by-product
revenue, higher equity earnings from associates and non-
managed joint ventures, lower exploration and evaluation costs, lower costs related to legacy TSFs and mining contractor rate adjustments, and a premium received on the repurchase of
bonds.
These positive impacts were partially offset by higher total operating costs including market-related increases in fuel prices, higher royalty costs, and a stronger foreign currency exchange rate against the US dollar, lower gold sales volumes, higher amortisation of assets, higher corporate administration costs, higher foreign exchange and fair value adjustments, higher
finance costs and a higher tax charge. YTD Sep 2025 included an impairment reversal for Serra Grande which was partially
offset by a loss on disposal relating to the sale of the Doropo and
Archean-Birimian Contact project.
Headline earnings‡ for Q3 2026 were $790m, or 155 US cents
per share, compared to $672m, or 132 US cents per share, in Q3
2025. The increase in headline earnings‡ reflects the same key drivers that supported the rise in basic earnings during Q3 2026.
Headline earnings‡ for YTD Sep 2026 were $3,085m, or 606 US
cents per share, compared to $1,759m, or 346 US cents per
share, for YTD Sep 2025. The increase in headline earnings‡
reflects the same key drivers that supported the rise in basic earnings during YTD Sep 2026.
In addition, headline earnings‡ excludes impairments, reversals of impairment, asset derecognitions and losses (profits) on
disposal of assets and taxes thereon.
‡The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at
the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

10	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial and Operating Results continued
Quarterly Review
Cash flow
Net cash inflow from operating activities reached $1,380m in Q3
2026 compared to $1,419m in Q3 2025. This performance was
underpinned by lower gold sales volumes from managed
operations, higher total operating costs and increased tax
payments, partially offset by a higher average gold price received per ounce* and higher dividends received from joint ventures.
After accounting for capital expenditure, loan repayments from
Kibali, and distributions to non-controlling interests, the Company generated a free cash inflow* of $722m in Q3 2026, compared to
$920m in Q3 2025.
Net cash inflow from operating activities was $4,521m for YTD
Sep 2026, a 43% increase year-on-year from $3,162m for YTD
Sep 2025. This strong performance was primarily driven by a
higher average gold price received per ounce* and higher
dividends received from joint ventures. These benefits were
partially offset by lower gold sales volumes from managed
operations, higher total operating costs, and increased tax
payments. After accounting for capital expenditure, loan
repayments from Kibali, distributions to non-controlling
shareholders, the Company generated a free cash inflow* of
$2,617m in YTD Sep 2026, compared to $1,858m in YTD Sep
2025.
The interim dividend for Q3 2026 is 71 US cents per share.
During Q3 2026, AngloGold Ashanti received $61m in dividends from the Kibali joint venture, compared to $37m in dividends in
Q3 2025. The Company’s attributable share of outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (“DRC”) was $163m at 30 September 2026, up from
$60m at 30 June 2026.
Tropicana, Australia

11	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial and Operating Results continued
Quarterly Review

Free cash flow*	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
US Dollar millions, except as otherwise noted	2026	2025	2026	2025
Net cash flow from operating activities	1,380	1,419	4,521	3,162
Repayment of loans advanced to joint ventures	—	—	66	77
Distributions to non-controlling interests	(161)	(157)	(558)	(386)
Operating cash flow	1,219	1,262	4,029	2,853
Capital expenditure on tangible and intangible assets	(497)	(342)	(1,412)	(995)
Free cash flow*	722	920	2,617	1,858

*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
Net cash* at 30 September 2026 was $1,256m, despite the
payment of $530m in dividends during Q3 2026, compared to a
net cash* position of $991m at 30 June 2026.
At 30 September 2026, the balance sheet remained robust,
supported by significant available liquidity. This included the undrawn $1.4bn multi-currency revolving credit facility (“RCF”), and the undrawn $65m Siguiri RCF. The $488m Geita RCF was
fully drawn at 30 September 2026. AngloGold Ashanti held
approximately $3.1bn in cash and cash equivalents at 30
September 2026, bringing Group liquidity to approximately
$4.5bn at 30 September 2026.
Capital expenditure
During Q3 2026, sustaining capital expenditure* of the Group increased year-on-year to $352m, compared to $281m in Q3
2025. Sustaining capital expenditure* at managed operations
rose year-on-year to $323m in Q3 2026, up from $255m in Q3
2025. This increase was primarily driven by increased capital expenditure at Cuiabá, which included major projects such as the
Queiroz Plant and Full Asset Potential initiatives, alongside increased Mineral Reserve development at Iduapriem and Geita.
At non-managed joint ventures, sustaining capital expenditure*
increased year-on-year to $29m in Q3 2026, from $26m in Q3
2025. This was primarily driven by Kibali's higher Mineral
Reserve development, partially offset by reduced underground equipment purchases.
Non-sustaining capital expenditure* for the Group was $211m in
Q3 2026, an increase year-on-year from $107m in Q3 2025. At
managed operations, non-sustaining capital expenditure* rose by
100% year-on-year to $174m, from $87m in Q3 2025. This
increase was primarily driven by higher expenditure on growth projects to advance North American initiatives, increased open pit waste stripping at Sukari, and the construction of the Block 3 haul road and TSF 1 reinforcement projects at Siguiri.
Non-managed joint ventures recorded a year-on-year increase in non-sustaining capital expenditure* to $37m in
Q3 2026, from $20m in Q3 2025, mainly driven by higher
expenditure at Kibali on waste stripping for the Pamao deposition and TSF projects.
During YTD Sep 2026, sustaining capital expenditure* of the
Group increased year-on-year to $989m, compared to $791m in
YTD Sep 2025. Sustaining capital expenditure* at managed
operations increased year-on-year to $927m in YTD Sep 2026,
up from $741m in YTD Sep 2025. This increase was primarily
driven by additional mining equipment and increased Mineral
Reserve development at Iduapriem, increased capital
expenditure at Cuiabá and Sukari including major projects such as the Queiroz Plant and TSF2 lift 7, respectively. At non-
managed joint ventures, sustaining capital expenditure*
increased year-on-year to $62m in YTD Sep 2026, from $50m in
YTD Sep 2025, mainly reflecting higher expenditure at Kibali on mining equipment and rebuilds to enhance both underground and open-pit fleet availability.
Non-sustaining capital expenditure* for the Group was $590m in
YTD Sep 2026, an increase year-on-year from $314m in YTD
Sep 2025. At managed operations, non-sustaining capital
expenditure* increased year-on-year to $485m, from $254m in
YTD Sep 2025, largely due to higher expenditure on growth
projects linked to the progress of North American initiatives.
Additionally, Siguiri’s non-sustaining capital expenditure* rose primarily due to higher TSF 1 expenditure and construction of the
Block 3 haul road, while the increase at Sukari was driven by increased waste stripping.
Non-managed joint ventures recorded a year-on-year increase in non-sustaining capital expenditure* to $105m in YTD Sep 2026, from $60m in YTD Sep 2025. This increase was mainly driven by higher expenditure at Kibali on Pamao deposition waste stripping,
TSF projects (CTSF 3 phases 1 & 2, and FTSF 2), and
underground equipment purchases, partially offset by lower
capital expenditure on the PV solar project.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Geita, Tanzania

12	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Regions Financial and Operating Results
Quarter in review
Regional view
Africa region
Notes
(a)Operated by Barrick Mining
Corporation (Barrick)
In the Africa region, managed operations’ gold production was
370,000oz at a total cash cost* of $1,560/oz in Q3 2026,
compared to 428,000oz at a total cash cost* of $1,154/oz in Q3
2025. Non-managed joint ventures’ gold production (on an
attributable basis) was 91,000oz at a total cash cost* of $1,117/
oz in Q3 2026, compared to 86,000oz at a total cash cost* of
$1,068/oz in Q3 2025.
Managed operations produced 1,200,000oz at a total cash cost*
of $1,473/oz in YTD Sep 2026, compared to 1,307,000oz at a
total cash cost* of $1,144/oz in YTD Sep 2025.
Non-managed joint ventures produced (on an attributable basis)
225,000oz at a total cash cost* of $1,334/oz in YTD Sep 2026, compared to 224,000oz at a total cash cost* of $1,145/oz in YTD
Sep 2025.
In Ghana, at Iduapriem, gold production was 34,000oz at a total cash cost* of $2,093/oz for Q3 2026, compared to 60,000oz at a total cash cost* of $1,321/oz during Q3 2025. Gold production decreased by 43% year-on-year in Q3 2026 compared to Q3
2025, mainly due to lower recovered grade from varied ore
supply and water ingress preventing access to high-grade ore, alongside a decrease in tonnes treated caused by major plant component change-outs. Total cash costs per ounce* increased by 58% year-on-year in Q3 2026 compared to Q3 2025, primarily driven by the impact of lower production and higher operating costs, linked to increases in royalty rates, higher mining
contractor costs and a rise in fuel prices, partially offset by lower stores costs and an increase in stripping costs capitalised.
Gold production was 125,000oz at a total cash cost* of $2,004/oz for YTD Sep 2026, compared to 149,000oz at a total cash cost*
of $1,480/oz in YTD Sep 2025. Gold production decreased by
16% year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
largely due to limited high grade ore supply as a result of delay in face advancement caused by water ingress, partly offset by a 6%
increase in tonnes treated year-on-year as a result of the 17-day plant shutdown in YTD Sep 2025 to investigate and repair a tear in the lining of the Beposo TSF.
Total cash costs per ounce* increased by 35% year-on-year in
YTD Sep 2026 compared to YTD Sep 2025, mainly driven by the
impact of lower production, increased royalties associated with increased royalty rates and a stronger gold price, elevated fuel prices, and higher labour and mining contractor costs, partially offset by an increase in stripping costs capitalised and lower stores costs.
At Obuasi, gold production was 51,000oz at a total cash cost* of
$1,881/oz for Q3 2026, compared to 69,000oz at a total cash
cost* of $1,331/oz during Q3 2025. Gold production decreased by 26% year-on-year in Q3 2026 compared to Q3 2025, primarily due to restricted access to high-grade stopes and operational disruptions, including equipment breakdowns, operator
availability constraints, extensive rehabilitation, drilling rework and pastefill delays. Total cash costs per ounce* increased by
41% year-on-year in Q3 2026 compared to Q3 2025, primarily
driven by the impact of lower production, increased royalties linked to a stronger gold price, lower mining costs capitalised and elevated fuel costs associated with higher diesel prices and longer haulage distances due to constrained stope access,
partially offset by lower labour, mining contractor and engineering material costs.
Gold production was 161,000oz at a total cash cost* of $1,766/oz for YTD Sep 2026, compared to 194,000oz at a total cash cost*
of $1,306/oz in YTD Sep 2025. Gold production decreased by
17% year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to an operational disruption following a contractor fatality in April 2026 that resulted in a temporary stoppage in Q2
2026, equipment breakdowns, and operator availability
constraints reducing underground ore delivery to the plant. Total cash costs per ounce* increased by 35% year-on-year in YTD
Sep 2026 compared to YTD Sep 2025, mainly due to the impact
of lower production and higher operating costs associated with increased royalties linked to a stronger gold price, higher fuel costs associated with a rise in diesel prices and longer haulage distances to access planned stopes, lower mining costs
capitalised and higher labour contractor costs, partially offset by decreased engineering material and stores costs from reduced maintenance activity.
In Guinea, at Siguiri, gold production was 58,000oz at a total cash cost* of $2,302/oz for Q3 2026, compared to 39,000oz at a total cash cost* of $2,331/oz in Q3 2025. Gold production
increased by 49% year-on-year in Q3 2026 compared to Q3
2025, mainly due to a 76% year-on-year increase in tonnes
treated, overcoming the 42-day plant stoppage experienced in
Q3 2025, which was to address seepage on the TSF caused by
excessive rainfall. Total cash costs per ounce* decreased
marginally by 1% year-on-year in Q3 2026 compared to Q3 2025, mainly due to the impact of higher gold production, partly offset by higher operating costs associated with elevated fuel prices, higher engineering material and stores costs and increased
royalties associated with a stronger gold price.
Gold production was 211,000oz at a total cash cost* of $2,043/oz for YTD Sep 2026, compared to 204,000oz at a total cash cost*
of $1,735/oz in YTD Sep 2025. Gold production increased by 3%
year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
largely due to a 9% year-on-year increase in tonnes treated, overcoming the TSF-related plant stoppage experienced in Q3
2025. Total cash costs per ounce* increased by 18% year-on-
year in YTD Sep 2026 compared to YTD Sep 2025, mainly due to higher operating costs associated with the depletion of ore
stockpiles, increased royalties linked to a stronger gold price, higher fuel prices and increased labour, mining contractor and material stores costs associated with increased maintenance
activity at the TSF.

13	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Regions Financial and Operating Results continued
Quarter in review
In Tanzania, at Geita, gold production was 120,000oz at a total cash cost* of $1,349/oz for Q3 2026, compared to 125,000oz at a total cash cost* of $1,010/oz in Q3 2025. Gold production
decreased by 4% year-on-year in Q3 2026 compared to Q3
2025, mainly due to a 5% year-on-year decrease in head grade
(driven by 20% lower mined grades from Nyamulilima open pit), partly offset by a 4% increase in underground mined grade, and an increase in plant recoveries year-on-year (mainly due to the stabilisation of the leaching train parameter controls). Total cash costs per ounce* increased by 34% year-on-year in Q3 2026
compared to Q3 2025, mainly driven by the impact of lower
production, higher operating costs associated with revised mining contractor rates, a rise in fuel prices, higher royalties linked to a stronger gold price, and higher material stores costs.
Gold production was 364,000oz at a total cash cost* of $1,238/oz for YTD Sep 2026, compared to 379,000oz at a total cash cost*
of $993/oz in YTD Sep 2025. Gold production decreased by 4%
year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to lower mined grades year-on-year from both open pit and underground operations, partially offset by an increase in tonnes treated from improved throughput rates and plant
availability year-on-year, with YTD Sep 2025 impacted by a ball mill shutdown. Total cash costs per ounce* increased by 25%
year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to the impact of lower gold production and higher operating costs linked to increased royalties associated with a higher gold price, higher mining contractor rates, elevated fuel prices, higher material stores costs, increased services costs to support increased backfilling activities, and lower mining costs capitalised, partially offset by a build-up of ore stockpile inventory and lower labour costs.
In Egypt, at Sukari, gold production was 107,000oz at a total cash cost* of $1,081/oz in Q3 2026, compared to 135,000oz at a total cash cost* of $793/oz in Q3 2025. Gold production
decreased by 21% year-on-year in Q3 2026 compared to Q3
2025, primarily stemming from a 34% decrease in recovered
grade relative to Q3 2025, when production included increased open pit ounces from Stage 5. The lower grade in Q3 2026 was also impacted by a 30-day safety shutdown in the underground mine following a fatality in August 2026, as well as the inclusion of lower-grade material and lower-grade underground
development ore in the mill feed in Q3 2026. Total cash costs per ounce* increased by 36% year-on-year in Q3 2026 compared to
Q3 2025, mainly due to the impact of lower gold production,
higher operating costs linked to revised mining contractor rates, increased fuel prices and higher royalties linked to a stronger gold price, partially offset by the benefit of higher mining costs capitalised and lower services costs.
Gold production was 339,000oz at a total cash cost* of $1,039/oz for YTD Sep 2026, compared to 381,000oz at a total cash cost*
of $765/oz in YTD Sep 2025. Gold production decreased by 11%
year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to lower mined grades from underground operations year-on-year, partially offset by improved plant throughput driven by increased ore delivery from underground operations and
improved plant availability year-on-year, as well as an increase in heap leach tonnes placed. Total cash costs per ounce* increased by 36% year-on-year in YTD Sep 2026 compared to YTD Sep
2025, mainly driven by the impact of lower gold production and higher operating costs linked to an increase in mining contractor rates, elevated fuel prices and higher material stores costs, partially offset by the benefit of higher mining costs capitalised.
In the DRC, at Kibali, gold production (on an attributable basis)
was 91,000oz at a total cash cost* of $1,117/oz for Q3 2026, compared to 86,000oz at a total cash cost* of $1,068/oz in Q3
2025. Gold production increased by 6% year-on-year in Q3 2026 compared to Q3 2025, mainly driven by a 6% increase in
recovered grade year-on-year attributable to additional ore mined at Pamao and advanced mining at Gorumbwa. Total cash costs
per ounce* increased by 5% year-on-year in Q3 2026 compared
to Q3 2025, primarily driven by higher operating costs linked to increased labour and mining contractor costs, higher services costs, higher royalties linked to the elevated gold price, and increased fuel prices, partially offset by the benefit of increased production and higher mining costs capitalised.
Gold production (on an attributable basis) was 225,000oz at a total cash cost* of $1,334/oz for YTD Sep 2026, compared to
224,000oz at a total cash cost* of $1,145/oz in YTD Sep 2025.
Gold production remained largely unchanged year-on-year in
YTD Sep 2026 compared to YTD Sep 2025, with a marginal
increase in recovered grade, partially offset by a marginal
decrease in tonnes treated. Total cash costs per ounce*
increased by 17% year-on-year in YTD Sep 2026 compared to
YTD Sep 2025, mainly driven by higher operating costs
associated with increased labour and mining contractor rates, elevated fuel prices, and increased explosives material and
services costs, partially offset by lower stores costs and the benefit of increased mining costs capitalised.
Sukari, Egypt

14	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Regions Financial and Operating Results continued
Quarter in review
Australia region

**Western Australia**
Sunrise Dam
Tropicana (70%)

**Legend**

● Operations

In the Australia region, gold production (on an attributable basis) was 117,000oz at a total cash cost* of $2,164/oz in Q3
2026, compared to 125,000oz at a total cash cost* of $1,638/oz in Q3 2025.
Gold production (on an attributable basis) was 387,000oz at a total cash cost* of $1,899/oz in YTD Sep 2026, compared to
386,000oz at a total cash cost* of $1,564/oz in YTD Sep 2025.
At Sunrise Dam, gold production was 55,000oz at a total cash cost* of $2,317/oz for Q3 2026, compared to 52,000oz at a total cash cost* of $1,844/oz in Q3 2025. Gold production increased by 6% year-on-year in Q3 2026 compared to Q3 2025, mainly
due to a 9% year-on-year increase in recovered grade, with a higher proportion of underground ore in the mill feed.
Total cash costs per ounce* increased by 26% year-on-year in
Q3 2026 compared to Q3 2025, mainly due to higher operating
costs linked to higher mining and labour contractor costs
associated with increased underground mining activity, elevated fuel prices, and increased stores and services costs due to
increased maintenance and repair activity, partially offset by the benefit of higher gold production, and higher mining costs
capitalised.
Gold production was 156,000oz at a total cash cost* of $2,223/oz for YTD Sep 2026, compared to 174,000oz at a total cash cost*
of $1,646/oz in YTD Sep 2025. Gold production decreased by
10% year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to lower mechanical availability, lower throughput and recoveries and an increase in low grade stockpiles processed.
Total cash costs per ounce* increased by 35% year-on-year in
YTD Sep 2026 compared to YTD Sep 2025, mainly due to the
impact of lower gold production and higher operating costs driven by increased mining and labour contractor rates, higher material stores and services costs, and increased royalties associated with a stronger gold price, partially offset by higher mining costs capitalised.
At Tropicana, gold production (on an attributable basis) was
62,000oz at a total cash cost* of $1,854/oz in Q3 2026,
compared to 73,000oz at a total cash cost* of $1,364/oz in Q3
2025. Gold production decreased by 15% year-on-year in Q3
2026 compared to Q3 2025, primarily due to a planned higher
proportion of lower-grade stockpile ore being processed. Total cash costs per ounce* increased by 36% year-on-year in Q3
2026 compared to Q3 2025, mainly due to the impact of lower
gold production, elevated fuel prices, and higher services, labour and mining contractor costs, partially offset by the benefit of higher mining costs capitalised.
Gold production (on an attributable basis) was 231,000oz at a total cash cost* of $1,537/oz for YTD Sep 2026, compared to
212,000oz at a total cash cost* of $1,372/oz in YTD Sep 2025.
Gold production increased by 9% year-on-year in YTD Sep 2026 compared to YTD Sep 2025, mainly due to open pit recovered
grade increasing year-on-year from 1.01g/t to 1.20g/t, with a greater proportion of open pit ore mined and processed
compared to YTD Sep 2025. Total cash costs per ounce*
increased by 12% year-on-year in YTD Sep 2026 compared to
YTD Sep 2025, mainly due to higher operating costs linked to higher labour and mining contractor costs, higher services costs, elevated fuel prices and increased royalties linked to a stronger gold price, partially offset by the benefit of increased gold production and higher mining costs capitalised.
Tropicana, Australia

15	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Regions Financial and Operating Results continued
Quarter in review
Americas region

United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Colombia
Quebradona
Brazil
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects

Notes
(a)Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits
(b)Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block
(SNA, Secret Pass and Daisy), and the Sterling mine
In the Americas region, gold production was 118,000oz at a
total cash cost* of $1,157/oz in Q3 2026, compared to 129,000oz at a total cash cost* of $1,192/oz in Q3 2025 (including gold production of 15,000oz for the Serra Grande operation, which was sold on 1 December 2025).
Gold production was 352,000oz at a total cash cost* of $1,068/oz in YTD Sep 2026, compared to 375,000oz at a total cash cost* of
$1,201/oz in YTD Sep 2025 (including gold production of
42,000oz for the Serra Grande operation, which was sold on
1 December 2025).
In Brazil, at Cuiabá (AGA Mineração), gold production was
74,000oz at a total cash cost* of $1,265/oz for Q3 2026,
compared to 71,000oz at a total cash cost* of $983/oz in Q3
2025.
Gold production is recorded upon refining and pouring at the plant, together with the shipment of gold concentrate. Gold
production increased by 4% year-on-year in Q3 2026 compared
to Q3 2025, mainly driven by an increase in total tonnes treated, as a result of a higher volume of concentrate ore mined. Total cash costs per ounce* increased by 29% year-on-year for Q3
2026 compared to Q3 2025, mainly driven by increased labour
and reagent costs, higher services, engineering material and stores costs linked to increased maintenance activities, elevated fuel prices, and increased royalties linked to a higher gold price, partially offset by the benefit of increased gold production.
Gold production was 213,000oz at a total cash cost* of $1,223/oz for YTD Sep 2026, compared to 196,000oz at a total cash cost*
of $944/oz in YTD Sep 2025. Gold production increased by 9%
year-on-year in YTD Sep 2026 compared to YTD Sep 2025,
mainly due to an increase in concentrate ore tonnes mined from underground operations, partially offset by a decrease in
recovered grade due to lower mined grades in YTD Sep 2026.
Total cash costs per ounce* increased by 30% year-on-year in
YTD Sep 2026 compared to YTD Sep 2025, mainly due to higher
operating costs linked to increases in engineering material, reagents, labour and services costs due to increased
maintenance activity, and higher by-product processing costs due to increased acid prices, partially offset by the benefit of higher gold production.
In Argentina, at Cerro Vanguardia, gold production was
44,000oz at a total cash cost* of $974/oz during Q3 2026,
compared to 43,000oz at a total cash cost* of $1,139/oz in Q3
2025. Gold production marginally increased by 2% year-on-year in Q3 2026 compared to Q3 2025, mainly due to an increase in the recovered grade from underground operations. Total cash
costs per ounce* decreased by 14% year-on-year in Q3 2026
compared to Q3 2025, mainly due to increased by-product
revenue (due to a stronger silver price) and lower engineering material and stores costs, partially offset by higher royalties associated with stronger gold and silver prices, and higher
operating costs linked to increased labour and services costs.
Gold production was 139,000oz at a total cash cost* of $827/oz for YTD Sep 2026, compared to 137,000oz at a total cash cost*
of $1,253/oz in YTD Sep 2025. Gold production marginally
increased by 1% year-on-year in YTD Sep 2026 compared to
YTD Sep 2025, mainly due to an increase in recovered grade
from underground operations. Total cash costs per ounce*
decreased by 34% year-on-year in YTD Sep 2026 compared to
YTD Sep 2025, mainly driven by higher by-product revenue (due to a stronger silver price) and lower engineering material and stores costs, partially offset by higher royalties linked to higher gold and silver prices, elevated fuel prices and increases in labour, reagents and services costs.
Nevada, United States of America

16	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Corporate Update
Quarter in review
Corporate update
Issued share capital
As at 3 November 2026, the total issued ordinary share capital of the Company consisted of 505,882,772 ordinary shares of $1.00 each. Each AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under its Articles of
Association or to comply with any other applicable laws and
regulations.
Update on proposed share repurchase
programme
On 23 July 2026, the Company’s shareholders approved the
previously announced proposed share repurchase programme
for AngloGold Ashanti’s ordinary shares of up to $2.0bn. The applicable regulatory approvals have been obtained, with the final approval from the South African Reserve Bank having been
received on 22 September 2026.
There can be no certainty as to whether the Company will
repurchase any of its ordinary shares, or as to the amount of any such repurchases, or the prices at which such repurchases may be made, or the exchanges on which such repurchases may be
made. The implementation of the proposed share repurchase
programme (including the timing, price and number of AngloGold
Ashanti ordinary shares repurchased) will depend on a number of factors, such as the Company’s financial performance, availability of cash flows, business and market conditions, and legal and regulatory requirements, and will be subject to the Company’s discretion. The proposed share repurchase programme does not obligate AngloGold Ashanti to acquire any particular number of its ordinary shares, and the proposed share repurchase programme may be initiated, suspended or discontinued at any time without prior notice.
Lake Carey project in Western Australia
On 22 September 2026, AngloGold Ashanti executed a revised
option agreement with Matsa Resources Limited (“Matsa”) over certain specific tenements of Matsa’s Lake Carey project, near
Laverton in Western Australia. Those specific Lake Carey
tenements are south of AngloGold Ashanti’s Sunrise Dam
operation, and adjacent to the Company’s Corvette project.
Under the revised option agreement, the cash consideration for those specific tenements was reduced to A$55m (US$39m), and
AngloGold Ashanti agreed to exercise its option early to acquire those specific tenements.
The acquisition of those specific tenements was completed on
20 October 2026. The Lake Carey tenements not covered by the revised option agreement remain with Matsa.
Guinea gold exports
In early October 2026, a presidential decree came into effect in
Guinea requiring all raw gold to be refined domestically prior to export. The Company is engaging in discussions with the
Government of Guinea regarding the practicalities of the
implementation of this new legislation.
Systems update
The Company became aware on 16 October 2026 of
unauthorised activity involving certain AngloGold Ashanti
systems. The Company promptly responded to the activity and
believes that its containment measures have been successful. An investigation of the incident is ongoing. Mining production has not been impacted.
Change to Board of Directors
Effective 1 October 2026, Mr. Paul Graves joined AngloGold
Ashanti’s board of directors as an independent non-executive director. Mr. Graves serves as a member of the Audit and Risk
Committee and the Social, Ethics and Sustainability Committee.
Exploration update
For detailed disclosure on the exploration work done for the three months ended 30 September 2026, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and greenfield
exploration programmes.
Iduapriem, Ghana

17	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial Results
Income Statement

Group Income Statement	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	2,619	2,417	8,959	6,825
Cost of sales	(1,316)	(1,225)	(4,010)	(3,597)
Gross profit	1,303	1,192	4,949	3,228
Corporate administration, marketing and related expenses	(50)	(32)	(139)	(93)
Exploration and evaluation costs	(52)	(72)	(149)	(177)
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal	(3)	(3)	(14)	22
Other expenses	(14)	(62)	(77)	(186)
Finance income	38	43	111	114
Foreign exchange and fair value adjustments	(30)	(12)	(77)	(57)
Finance costs and unwinding of obligations	(51)	(81)	(179)	(166)
Share of associates’ and joint ventures’ profit (1)	121	84	446	147
Profit before taxation	1,262	1,057	4,871	2,832
Taxation	(335)	(242)	(1,290)	(669)
Profit for the period	927	815	3,581	2,163

Attributable to:
Equity shareholders	787	669	3,070	1,781
Non-controlling interests	140	146	511	382
	927	815	3,581	2,163

Basic earnings per ordinary share (US cents) (2)	154	132	603	350
Diluted earnings per ordinary share (US cents) (3)	154	131	601	350

(1) The increase in share of associates and joint ventures’ profit is mainly due to increased profitability at Kibali.
(2) Calculated on the weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

18	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial Results
Statement of Financial Position

Group Statement of Financial Position	As at	As at	As at
	Sep	Sep	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Reclassified (1)	Audited

ASSETS
Non-current assets
Tangible assets	9,100	8,456	8,515
Right of use assets	185	156	187
Intangible assets	111	105	106
Investments in associates and joint ventures	922	664	726
Other investments (2)	123	13	12
Loan receivable (3)	189	141	200
Inventories	240	170	175
Trade, other receivables and other assets	147	304	249
Contingent consideration	74	68	60
Reimbursive right for post-retirement benefits	54	58	51
Deferred taxation	120	115	106
Cash restricted for use	46	43	44
	11,311	10,293	10,431

Current assets
Loan receivable (3)	47	269	133
Inventories	1,113	1,058	1,076
Trade, other receivables and other assets (1)	608	411	426
Contingent consideration	40	12	62
Cash restricted for use	29	24	23
Cash and cash equivalents	3,079	2,546	2,905
Assets held for sale (4)	—	223	22
	4,916	4,543	4,647

Total assets	16,227	14,836	15,078

EQUITY AND LIABILITIES
Share capital and premium	574	552	554
Accumulated profit (loss) and other reserves	8,811	7,138	7,537
Shareholders’ equity	9,385	7,690	8,091
Non-controlling interests	1,778	1,864	1,825
Total equity	11,163	9,554	9,916

Non-current liabilities
Borrowings	1,558	2,025	2,025
Lease liabilities	165	126	155
Environmental rehabilitation and other provisions	665	751	687
Provision for pension and post-retirement benefits	65	65	61
Trade and other payables	14	5	14
Deferred taxation	670	550	600
	3,137	3,522	3,542

Current liabilities
Borrowings	27	96	19
Lease liabilities	54	54	59
Environmental rehabilitation and other provisions	152	119	131
Trade and other payables	1,167	925	1,001
Taxation	508	453	377
Bank overdraft	19	14	23
Liabilities held for sale (4)	—	99	10
	1,927	1,760	1,620

Total liabilities	5,064	5,282	5,162

Total equity and liabilities	16,227	14,836	15,078

(1)Current taxation asset, which was previously reported separately, is now reported as part of trade, other receivables and other assets. Comparative period has been reclassified.
(2)The increase in non-current other investments is mainly due to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc. of $103m.
(3)The decrease in the loan receivable is mainly due to the loss on restructuring of the Kibali loan of $40m and repayments of $66m.
(4)The movement in assets and liabilities held for sale are due to the sale of Serra Grande in Q4 2025 and La Colosa in Q2 2026.

19	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Financial Results
Statement of Cash Flows

Group Statement of Cash Flows	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	1,493	1,457	5,289	3,507
Dividends received from joint ventures	61	37	251	55
Taxation refund	3	10	3	10
Taxation paid	(177)	(85)	(1,022)	(410)
Net cash inflow from operating activities	1,380	1,419	4,521	3,162

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(497)	(342)	(1,412)	(995)
Proceeds from disposal of tangible assets	—	—	1	—
Proceeds from disposal of subsidiary, net of cash disposed	—	—	9	25
Contingent consideration received	—	—	19	19
Other investments and assets acquired (1)	(36)	—	(103)	(3)
Proceeds on disposal of other investments	—	70	—	70
(Increase) decrease in cash restricted for use	(5)	(11)	(7)	(4)
Interest received	22	23	75	68
Repayment of loans advanced to joint ventures	—	—	66	77
Net cash outflow from investing activities	(516)	(260)	(1,352)	(743)

Cash flows from financing activities
Proceeds from borrowings	—	—	199	285
Repayment of borrowings	—	—	(650)	(180)
Repayment of lease liabilities	(21)	(23)	(66)	(69)
Finance costs – borrowings	(15)	(21)	(76)	(75)
Finance costs – leases	(5)	(4)	(14)	(12)
Other borrowing costs	—	—	(3)	—
Dividends paid to external shareholders and distributions to non- controlling interests	(530)	(562)	(2,383)	(1,201)
Net cash outflow from financing activities	(571)	(610)	(2,993)	(1,252)

Net increase (decrease) in cash and cash equivalents	293	549	176	1,167
Translation	(2)	(11)	2	(20)
Reclassification to disposal group held for sale	—	8	—	(12)
Cash and cash equivalents at beginning of period (net of bank overdraft)	2,769	1,986	2,882	1,397
Cash and cash equivalents at end of period (net of bank overdraft)	3,060	2,532	3,060	2,532

(1)This relates to the purchase of shares in Gold X2 Mining Inc. and Thesis Gold & Silver Inc.

20	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Segmental
Gold and by-product income
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the
Executive Committee are responsible for geographic regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Gold Income	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,968	1,779	6,472	4,969
Kibali - Attributable 45%	394	294	1,048	711
Iduapriem	142	202	569	480
Obuasi	207	238	721	614
Siguiri	253	151	970	662
Geita	516	418	1,664	1,246
Sukari	456	476	1,500	1,256

AUSTRALIA	492	429	1,761	1,226
Sunrise Dam	230	176	706	542
Tropicana - Attributable 70%	262	253	1,055	684

AMERICAS	493	459	1,562	1,223
Cerro Vanguardia	182	169	638	464
AngloGold Ashanti Mineração (1)	311	236	924	623
Serra Grande	—	54	—	136

	2,953	2,667	9,795	7,418
Equity-accounted joint venture included above	(394)	(294)	(1,048)	(711)
	2,559	2,373	8,747	6,707

(1) Includes income from sale of gold concentrate.

By-product Revenue
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	4	3	14	8
Kibali - Attributable 45%	1	1	3	2
Obuasi	(1)	—	1	1
Siguiri	1	—	1	—
Geita	2	1	4	3
Sukari	1	1	5	2

AUSTRALIA	3	1	9	4
Sunrise Dam	1	—	3	1
Tropicana - Attributable 70%	2	1	6	3

AMERICAS	54	41	192	108
Cerro Vanguardia	49	36	177	94
AngloGold Ashanti Mineração	5	5	15	14

	61	45	215	120
Equity-accounted joint venture included above	(1)	(1)	(3)	(2)
	60	44	212	118

21	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Segmental
Cost of sales and gross profit

Cost of Sales	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	921	841	2,801	2,477
Kibali - Attributable 45%	140	123	390	336
Iduapriem	92	115	312	316
Obuasi	112	118	345	320
Siguiri	157	118	490	418
Geita	211	170	629	520
Sukari	210	198	636	568
Administration and other	(1)	(1)	(1)	(1)

AUSTRALIA	298	249	897	724
Sunrise Dam	146	110	403	326
Tropicana - Attributable 70%	140	128	458	369
Administration and other	12	11	36	29

AMERICAS	238	261	702	728
Cerro Vanguardia	112	121	351	347
AngloGold Ashanti Mineração	125	100	350	271
Serra Grande	—	40	—	108
Administration and other	1	—	1	2

CORPORATE AND OTHER	(1)	(3)	—	4

	1,456	1,348	4,400	3,933
Equity-accounted joint venture included above	(140)	(123)	(390)	(336)
	1,316	1,225	4,010	3,597

Gross Profit (1)
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,052	940	3,686	2,499
Kibali - Attributable 45%	256	172	662	377
Iduapriem	50	87	257	163
Obuasi	95	120	377	295
Siguiri	97	33	481	244
Geita	306	249	1,039	729
Sukari	247	278	869	690
Administration and other	1	1	1	1

AUSTRALIA	197	182	873	507
Sunrise Dam	85	67	306	218
Tropicana - Attributable 70%	124	126	603	318
Administration and other	(12)	(11)	(36)	(29)

AMERICAS	309	239	1,052	603
Cerro Vanguardia	120	83	465	211
AngloGold Ashanti Mineração	191	141	589	366
Serra Grande	—	15	—	28
Administration and other	(2)	—	(2)	(2)

CORPORATE AND OTHER	1	3	—	(4)
	1,559	1,364	5,611	3,605
Equity-accounted joint venture included above	(256)	(172)	(662)	(377)
	1,303	1,192	4,949	3,228

(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit for the period, refer to the Group income statement.

22	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Segmental
Amortisation and capital expenditure

Amortisation	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	235	235	689	663
Kibali - Attributable 45%	29	32	75	79
Iduapriem	25	29	59	85
Obuasi	20	24	60	66
Siguiri	18	13	44	46
Geita	46	48	158	129
Sukari	97	89	293	258

AUSTRALIA	45	46	154	122
Sunrise Dam	21	16	56	45
Tropicana - Attributable 70%	24	29	97	76
Administration and other	—	1	1	1

AMERICAS	43	57	123	156
Cerro Vanguardia	16	23	49	60
AngloGold Ashanti Mineração	27	26	74	74
Serra Grande	—	8	—	22

PROJECTS	1	—	1	—
North American projects	1	—	1	—

CORPORATE AND OTHER	—	1	3	3

	324	339	970	944
Equity-accounted joint venture included above	(29)	(32)	(75)	(79)
	295	307	895	865

Capital Expenditure
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	377	271	1,074	781
Kibali - Attributable 45%	66	46	167	110
Iduapriem	43	38	125	110
Obuasi	61	57	182	145
Siguiri	51	20	159	52
Geita	64	51	172	180
Sukari	92	59	269	184

AUSTRALIA	62	49	153	124
Sunrise Dam	22	28	72	58
Tropicana - Attributable 70%	40	21	81	66

AMERICAS	81	60	213	165
Cerro Vanguardia	16	12	63	43
AngloGold Ashanti Mineração	65	35	150	89
Serra Grande	—	13	—	33

PROJECTS	43	7	138	34
Colombian projects	1	2	3	12
North American projects	42	5	135	22

CORPORATE AND OTHER	—	1	1	1

	563	388	1,579	1,105
Equity-accounted joint venture included above	(66)	(46)	(167)	(110)
	497	342	1,412	995

23	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Group Segmental
Total Assets

Total Assets	As at	As at	As at
	Sep	Sep	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Audited

AFRICA	10,144	9,451	9,294
Kibali - Attributable 45%	1,051	1,008	981
Iduapriem	750	706	668
Obuasi	1,818	1,584	1,617
Siguiri	798	609	700
Geita	1,535	1,415	1,283
Sukari	4,180	4,119	4,034
Administration and other	12	10	11

AUSTRALIA	1,180	997	1,115

AMERICAS	1,952	1,834	1,712
Cerro Vanguardia	712	564	560
AngloGold Ashanti Mineração	1,046	1,029	1,080
Serra Grande	—	223	—
Administration and other	194	18	72

PROJECTS	1,109	929	975
Colombian projects	98	222	117
North American projects	1,011	707	858

CORPORATE AND OTHER	1,842	1,625	1,982

	16,227	14,836	15,078

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

3 November 2026

24	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Dividends
AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 September 2026 of 71 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2026
Ex-dividend on NYSE	Friday, 27 November
Record date	Friday, 27 November
Payment date	Friday, 11 December
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 71 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2026
Declaration date	Thursday, 5 November
Currency conversion rate for South African rands announcement date	Friday, 20 November
Last date to trade ordinary shares cum dividend	Tuesday, 24 November
Ordinary shares trade ex-dividend	Wednesday, 25 November
Record date	Friday, 27 November
Payment date	Friday, 11 December
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below)
or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 25
November 2026 and Friday, 27 November 2026, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 20 November 2026 and Friday, 27 November 2026, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 20 November 2026.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central Securities Depositary (GH) LTD

2026
Currency conversion date	Friday, 20 November
Last date to trade and to register shares cum dividend	Tuesday, 24 November
Shares trade ex-dividend	Wednesday, 25 November
Record date	Friday, 27 November
Approximate payment date of dividend	Friday, 11 December
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust
Holding Company Ltd as depository agent 100 GhDSs represent one ordinary share

2026
Currency conversion date	Friday, 20 November
Last date to trade and to register GhDSs cum dividend	Tuesday, 24 November
GhDSs trade ex-dividend	Wednesday, 25 November
Record date	Friday, 27 November
Approximate payment date of dividend	Friday, 11 December
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 71
US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of
US$1/ ¢11.6600, the gross dividend payable per share, is equivalent to ca. ¢8.27860 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

25	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Results
Non-GAAP Disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”,
“all-in sustaining costs per ounce”, “average gold price received per ounce”, “total cash cost margin”, “sustaining capital expenditure” and
“non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “EBITDA”, “net debt (cash)” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) for the period, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-
managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members
(including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, mine-site administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce -
non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations”
is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Total cash cost margin
“Total cash cost margin” is a Non-GAAP measure which gives an indication of profitability after covering total cash costs, representing the difference between the average realised price of gold per ounce and the total cash costs per ounce required to produce it, expressed on a percentage basis. “Total cash cost margin” is calculated by AngloGold Ashanti as “average gold price received per ounce” minus “total cash costs per ounce”, divided by “average gold price received per ounce”, expressed on a percentage basis.
Sustaining capital expenditure
“Sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.

26	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Results continued
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”
and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.
However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as
“average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure”
and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”,
“sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the
Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
EBITDA
“EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) for the period, adding back finance costs and unwinding of obligations, taxation, amortisation of tangible, right of use and intangible assets, and other amortisation, less finance income for the period.
To enhance comparability with industry peers, AngloGold Ashanti will present EBITDA, and will not further adjust this metric in its reporting.
Comparative periods will also reflect this change.
Net debt (cash)
“Net debt (cash)” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings less cash and cash equivalents (net of bank overdraft).
To enhance comparability with industry peers, AngloGold Ashanti will present net debt (cash), and will not further adjust this metric in its reporting. Comparative periods will also reflect this change.
Free cash flow
“Free cash flow" is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less distributions to non-controlling interests.
Geita, Tanzania

27	Q3 2026 EARNINGS RELEASE

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Results continued
Reconciliations
All-in sustaining costs and total cash costs per ounce (including total cash cost margin)
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30
September 2026 and 30 September 2025, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month and nine-month periods ended 30 September 2026 and 30 September 2025, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below.
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30
September 2026 and 30 September 2025, to “average gold price received per ounce” for each of the three-month and nine-month periods ended 30 September 2026 and 30 September 2025, is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended
30 September 2026 and 30 September 2025, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month and nine-month periods ended 30 September 2026 and 30 September 2025, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note C below.
EBITDA
A reconciliation of profit (loss) for the period as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 and 30 September 2025, to “EBITDA” for each of the three-month and nine-month periods ended 30
September 2026 and 30 September 2025, is presented on a total (Group) basis in Note D below.
Net debt (cash)
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 30 September 2026, 30 September 2025
and 31 December 2025 to “net debt (cash)” as at 30 September 2026, 30 September 2025 and 31 December 2025, is presented on a total
(Group) basis in Note E below.
Free cash flow
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 and 30 September 2025, to “free cash flow” for each of the three-month and nine-month periods ended 30 September 2026 and 30 September 2025, is presented on a total (Group) basis in Note F below.
Cerro Vanguardia, Argentina

28	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A

All-in sustaining costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2026
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(1)	140	140	92	112	157	211	210	(1)	781	146	140	12	298
By-product revenue	—	(1)	(1)	—	1	(1)	(2)	(1)	—	(3)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	—	(29)	(29)	(25)	(20)	(18)	(46)	(97)	—	(206)	(21)	(24)	—	(45)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Corporate administration, marketing and related expenses	50	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	1	1	2	—	1	5	1	—	9	3	6	—	9
Sustaining exploration and study costs	—	—	—	1	—	4	3	—	—	8	—	—	—	—
Total sustaining capital expenditure	—	29	29	41	45	24	64	45	—	219	17	18	—	35
All-in sustaining costs (5)	49	139	139	112	137	167	234	158	—	808	144	139	12	295
Gold sold - oz (000)	—	93	93	34	49	60	120	108	—	371	54	62	—	116
All-in sustaining costs per ounce - $/oz (1)	—	1,497	1,497	3,324	2,770	2,790	1,952	1,465	—	2,178	2,667	2,257	—	2,546

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

29	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	112	125	1	238	—	140	1,316	1,456
By-product revenue	(49)	(5)	—	(54)	—	(1)	(60)	(61)
Amortisation of tangible, intangible and right of use assets	(16)	(27)	—	(43)	(1)	(29)	(295)	(324)
Adjusted for decommissioning and inventory amortisation	2	(1)	—	1	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	1	—	51	51
Lease payment sustaining	—	6	—	6	1	1	25	26
Sustaining exploration and study costs	2	1	—	3	—	—	11	11
Total sustaining capital expenditure	16	51	—	67	2	29	323	352
All-in sustaining costs (5)	67	150	—	217	4	139	1,373	1,512
Gold sold - oz (000)	43	74	—	117	—	93	604	697
All-in sustaining costs per ounce - $/oz (1)	1,562	2,008	—	1,846	—	1,497	2,273	2,170

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

30	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2026
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(1)	140	140	92	112	157	211	210	(1)	781	146	140	12	298
- By-product revenue	—	(1)	(1)	—	1	(1)	(2)	(1)	—	(3)	(1)	(2)	—	(3)
- Inventory change	—	(5)	(5)	2	4	(3)	1	2	—	6	2	1	—	3
- Amortisation of tangible assets	—	(29)	(29)	(23)	(20)	(17)	(37)	(96)	—	(193)	(19)	(19)	—	(38)
- Amortisation of right of use assets	—	—	—	(2)	—	(1)	(9)	(1)	—	(13)	(2)	(5)	—	(7)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(2)	(2)	2	(1)	(2)	(1)	2	—	—	2	1	(1)	2
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	102	102	72	96	133	162	116	(1)	578	128	116	11	255
Gold produced - oz (000)	—	91	91	34	51	58	120	107	—	370	55	62	—	117
Total cash costs per ounce - $/oz (1)	—	1,117	1,117	2,093	1,881	2,302	1,349	1,081	—	1,560	2,317	1,854	—	2,164

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

31	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	112	125	1	238	—	140	1,316	1,456
- By-product revenue	(49)	(5)	—	(54)	—	(1)	(60)	(61)
- Inventory change	—	(1)	—	(1)	—	(5)	8	3
- Amortisation of tangible assets	(16)	(22)	—	(38)	(1)	(29)	(270)	(299)
- Amortisation of right of use assets	—	(5)	—	(5)	—	—	(25)	(25)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(4)	1	—	(3)	(1)	(2)	(2)	(4)
- Retrenchment costs	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	42	93	—	135	(1)	102	966	1,068
Gold produced - oz (000)	44	74	—	118	—	91	605	696
Total cash costs per ounce - $/oz (1)	974	1,265	—	1,157	—	1,117	1,597	1,534
Average gold price received per ounce - $/oz						4,248	4,238	4,239
Total cash cost margin - %						74%	62%	64%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports
“all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

32	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(3)	123	123	115	118	118	170	198	(1)	718	110	128	11	249
By-product revenue	—	(1)	(1)	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(32)	(32)	(29)	(24)	(13)	(48)	(89)	—	(203)	(16)	(29)	(1)	(46)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	31	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(2)	(2)	1	—	1	6	1	—	9	4	6	—	10
Sustaining exploration and study costs	—	—	—	—	—	3	3	—	—	6	—	—	—	—
Total sustaining capital expenditure	1	26	26	23	49	18	46	32	—	168	28	8	—	36
All-in sustaining costs (5)	28	114	114	110	144	126	175	141	(1)	695	125	113	10	248
Gold sold - oz (000)	—	84	84	58	68	45	120	135	—	426	51	73	—	124
All-in sustaining costs per ounce - $/oz (1)	—	1,355	1,355	1,902	2,109	2,804	1,464	1,041	—	1,631	2,439	1,558	—	2,007

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

33	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	121	100	40	—	261	—	123	1,225	1,348
By-product revenue	(36)	(5)	—	—	(41)	—	(1)	(44)	(45)
Amortisation of tangible, intangible and right of use assets	(23)	(26)	(8)	—	(57)	—	(32)	(307)	(339)
Adjusted for decommissioning and inventory amortisation	2	—	1	—	3	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	32	32
Lease payment sustaining	—	6	2	—	8	—	(2)	27	25
Sustaining exploration and study costs	3	—	—	—	3	1	—	10	10
Total sustaining capital expenditure	12	25	13	—	50	—	26	255	281
All-in sustaining costs (5)	80	99	47	1	227	2	114	1,200	1,314
Gold sold - oz (000)	47	68	15	—	130	—	84	680	764
All-in sustaining costs per ounce - $/oz (1)	1,691	1,459	3,105	—	1,740	—	1,355	1,766	1,720

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

34	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(3)	123	123	115	118	118	170	198	(1)	718	110	128	11	249
- By-product revenue	—	(1)	(1)	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
- Inventory change	—	2	2	3	2	(12)	8	—	—	1	2	2	—	4
- Amortisation of tangible assets	(1)	(32)	(32)	(27)	(24)	(12)	(43)	(89)	—	(195)	(12)	(23)	(1)	(36)
- Amortisation of right of use assets	—	—	—	(2)	—	(1)	(5)	—	—	(8)	(4)	(6)	—	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	(10)	(4)	(2)	(3)	(1)	—	(20)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(4)	92	92	79	92	90	126	107	(1)	493	96	100	9	205
Gold produced - oz (000)	—	86	86	60	69	39	125	135	—	428	52	73	—	125
Total cash costs per ounce - $/oz (1)	—	1,068	1,068	1,321	1,331	2,331	1,010	793	—	1,154	1,844	1,364	—	1,638

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

35	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	121	100	40	—	261	—	123	1,225	1,348
- By-product revenue	(36)	(5)	—	—	(41)	—	(1)	(44)	(45)
- Inventory change	(5)	1	1	—	(3)	—	2	2	4
- Amortisation of tangible assets	(23)	(21)	(6)	—	(50)	—	(32)	(282)	(314)
- Amortisation of right of use assets	—	(5)	(2)	—	(7)	—	—	(25)	(25)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(8)	—	2	—	(6)	—	—	(26)	(26)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	49	70	35	—	154	—	92	848	940
Gold produced - oz (000)	43	71	15	—	129	—	86	682	768
Total cash costs per ounce - $/oz (1)	1,139	983	2,253	—	1,192	—	1,068	1,244	1,225
Average gold price received per ounce - $/oz							3,502	3,488	3,490
Total cash cost margin - %							70%	64%	65%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

36	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	—	390	390	312	345	490	629	636	(1)	2,411	403	458	36	897
By-product revenue	—	(3)	(3)	—	(1)	(1)	(4)	(5)	—	(11)	(3)	(6)	—	(9)
Amortisation of tangible, intangible and right of use assets	(3)	(75)	(75)	(59)	(60)	(44)	(158)	(293)	—	(614)	(56)	(97)	(1)	(154)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	1	—	—	—	1	—	1
Corporate administration, marketing and related expenses	137	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	5	5	4	—	4	19	3	—	30	7	19	1	27
Sustaining exploration and study costs	—	—	—	2	—	9	7	—	—	18	1	1	—	2
Total sustaining capital expenditure	1	62	62	117	133	75	169	137	—	631	55	43	—	98
All-in sustaining costs (5)	137	379	379	376	418	532	660	478	—	2,464	407	419	36	862
Gold sold - oz (000)	—	233	233	125	159	214	367	331	—	1,196	156	232	—	388
All-in sustaining costs per ounce - $/oz (1)	—	1,628	1,628	2,998	2,631	2,483	1,800	1,444	—	2,060	2,616	1,806	—	2,224

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

37	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	351	350	1	702	—	390	4,010	4,400
By-product revenue	(177)	(15)	—	(192)	—	(3)	(212)	(215)
Amortisation of tangible, intangible and right of use assets	(49)	(74)	—	(123)	(1)	(75)	(895)	(970)
Adjusted for decommissioning and inventory amortisation	3	(1)	—	2	—	—	3	3
Corporate administration, marketing and related expenses	—	—	—	—	2	—	139	139
Lease payment sustaining	—	17	—	17	1	5	76	81
Sustaining exploration and study costs	2	1	—	3	1	—	24	24
Total sustaining capital expenditure	63	128	—	191	6	62	927	989
All-in sustaining costs (5)	192	406	1	599	10	379	4,072	4,451
Gold sold - oz (000)	140	211	—	351	—	233	1,935	2,168
All-in sustaining costs per ounce - $/oz (1)	1,372	1,923	—	1,704	—	1,628	2,104	2,053

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

38	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	—	390	390	312	345	490	629	636	(1)	2,411	403	458	36	897
- By-product revenue	—	(3)	(3)	—	(1)	(1)	(4)	(5)	—	(11)	(3)	(6)	—	(9)
- Inventory change	—	(10)	(10)	1	6	(5)	(11)	15	—	6	—	(1)	—	(1)
- Amortisation of tangible assets	(2)	(75)	(75)	(53)	(60)	(40)	(137)	(291)	—	(581)	(50)	(82)	—	(132)
- Amortisation of right of use assets	(1)	—	—	(6)	—	(4)	(21)	(1)	—	(32)	(6)	(15)	(1)	(22)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
- Rehabilitation and other non-cash costs	—	(1)	(1)	(3)	(6)	(8)	(4)	(2)	—	(23)	2	1	(2)	1
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(3)	300	300	251	284	431	452	352	(1)	1,769	346	355	33	734
Gold produced - oz (000)	—	225	225	125	161	211	364	339	—	1,200	156	231	—	387
Total cash costs per ounce - $/oz (1)	—	1,334	1,334	2,004	1,766	2,043	1,238	1,039	—	1,473	2,223	1,537	—	1,899

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

39	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026
	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	351	350	1	702	—	390	4,010	4,400
- By-product revenue	(177)	(15)	—	(192)	—	(3)	(212)	(215)
- Inventory change	(1)	1	—	—	—	(10)	5	(5)
- Amortisation of tangible assets	(49)	(60)	—	(109)	(1)	(75)	(825)	(900)
- Amortisation of right of use assets	—	(14)	—	(14)	—	—	(69)	(69)
- Amortisation of intangible assets	—	—	—	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(8)	(1)	—	(9)	(1)	(1)	(32)	(33)
- Retrenchment costs	(1)	(1)	—	(2)	—	—	(2)	(2)
Total cash costs (5)	115	260	1	376	(1)	300	2,875	3,175
Gold produced - oz (000)	139	213	—	352	—	225	1,939	2,164
Total cash costs per ounce - $/oz (1)	827	1,223	—	1,068	—	1,334	1,483	1,467
Average gold price received per ounce - $/oz						4,503	4,520	4,518
Total cash cost margin - %						70%	67%	68%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

40	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	4	336	336	316	320	418	520	568	(1)	2,141	326	369	29	724
By-product revenue	—	(2)	(2)	—	(1)	—	(3)	(2)	—	(6)	(1)	(3)	—	(4)
Amortisation of tangible, intangible and right of use assets	(3)	(79)	(79)	(85)	(66)	(46)	(129)	(258)	—	(584)	(45)	(76)	(1)	(122)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(2)	—	—	(2)	1	—	—	1
Corporate administration, marketing and related expenses	91	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	3	—	4	17	2	—	26	11	16	1	28
Sustaining exploration and study costs	—	—	—	2	—	6	9	—	—	17	1	—	—	1
Total sustaining capital expenditure	1	50	50	62	127	49	166	101	—	505	58	22	—	80
All-in sustaining costs (5)	94	305	305	298	380	430	577	411	—	2,096	350	328	29	707
Gold sold - oz (000)	—	219	219	148	190	210	385	389	—	1,322	170	214	—	384
All-in sustaining costs per ounce - $/oz (1)	—	1,392	1,392	2,021	2,004	2,043	1,497	1,059	—	1,586	2,055	1,537	—	1,842

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

41	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

All-in sustaining costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	347	271	108	2	728	—	336	3,597	3,933
By-product revenue	(94)	(14)	—	—	(108)	—	(2)	(118)	(120)
Amortisation of tangible, intangible and right of use assets	(60)	(74)	(22)	—	(156)	—	(79)	(865)	(944)
Adjusted for decommissioning and inventory amortisation	2	—	1	—	3	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	93	93
Lease payment sustaining	—	18	6	—	24	1	(1)	80	79
Sustaining exploration and study costs	4	—	—	—	4	1	—	23	23
Total sustaining capital expenditure	43	77	33	—	153	2	50	741	791
All-in sustaining costs (5)	243	278	126	2	649	6	305	3,552	3,857
Gold sold - oz (000)	143	193	41	—	377	—	219	2,083	2,302
All-in sustaining costs per ounce - $/oz (1)	1,695	1,438	3,051	—	1,719	—	1,392	1,706	1,676

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold
Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

42	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	4	336	336	316	320	418	520	568	(1)	2,141	326	369	29	724
- By-product revenue	—	(2)	(2)	—	(1)	—	(3)	(2)	—	(6)	(1)	(3)	—	(4)
- Inventory change	—	6	6	3	7	(13)	(5)	(13)	—	(21)	6	1	—	7
- Amortisation of tangible assets	(2)	(78)	(78)	(81)	(66)	(42)	(112)	(257)	—	(558)	(35)	(59)	—	(94)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(4)	(17)	(1)	—	(26)	(10)	(17)	(1)	(28)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(14)	(8)	(4)	(7)	(2)	—	(35)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	1	256	256	221	253	354	376	292	(1)	1,495	286	291	27	604
Gold produced - oz (000)	—	224	224	149	194	204	379	381	—	1,307	174	212	—	386
Total cash costs per ounce - $/oz (1)	—	1,145	1,145	1,480	1,306	1,735	993	765	—	1,144	1,646	1,372	—	1,564

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

43	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note A continued

Total cash costs	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(6)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	347	271	108	2	728	—	336	3,597	3,933
- By-product revenue	(94)	(14)	—	—	(108)	—	(2)	(118)	(120)
- Inventory change	(7)	3	1	—	(3)	—	6	(17)	(11)
- Amortisation of tangible assets	(60)	(60)	(18)	—	(138)	—	(78)	(792)	(870)
- Amortisation of right of use assets	—	(14)	(4)	—	(18)	—	(1)	(73)	(74)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(13)	—	4	—	(9)	—	(5)	(45)	(50)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)
Total cash costs (5)	172	185	91	2	450	—	256	2,550	2,806
Gold produced - oz (000)	137	196	42	—	375	—	224	2,068	2,292
Total cash costs per ounce - $/oz (1)	1,253	944	2,184	—	1,201	—	1,145	1,233	1,224
Average gold price received per ounce - $/oz							3,240	3,220	3,222
Total cash cost margin - %							65%	62%	62%

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

44	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note B
Quarter 3 and nine months | 2026 and 2025

Average gold price received per ounce	Quarter			Quarter			Nine months			Nine months
	ended			ended			ended			ended
	Sep			Sep			Sep			Sep
	2026			2025			2026			2025
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar millions, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non-managed joint ventures	Group (Equity)
Gold income per income statement	2,559		2,559	2,373		2,373	8,747		8,747	6,707		6,707
Associates’ and joint ventures’ share of gold income		394	394		294	294		1,048	1,048		711	711
Gold income	2,559	394	2,953	2,373	294	2,667	8,747	1,048	9,795	6,707	711	7,418
Gold sold (oz 000) (1)	604	93	697	680	84	764	1,935	233	2,168	2,083	219	2,302
Average gold price received per ounce - $/oz	4,238	4,248	4,239	3,488	3,502	3,490	4,520	4,503	4,518	3,220	3,240	3,222

(1) Includes gold sold of 15,000oz for Q3 2025 and 41,000oz for YTD Sep 2025 for the Serra Grande operation, which was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

45	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note C
Quarter 3 | 2026 and 2025

Capital expenditure	FOR THE QUARTER ENDED 30 SEPTEMBER 2026
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr.70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	—	29	29	41	45	24	64	45	—	219	17	18	—	35
Non-sustaining capital expenditure	—	37	37	2	16	27	—	47	—	92	5	22	—	27
Capital expenditure	—	66	66	43	61	51	64	92	—	311	22	40	—	62

Capital expenditure	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	16	51	—	67	2	29	323	352
Non-sustaining capital expenditure	—	14	—	14	41	37	174	211
Capital expenditure	16	65	—	81	43	66	497	563

Capital expenditure	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	26	26	23	49	18	46	32	—	168	28	8	—	36
Non-sustaining capital expenditure	—	20	20	15	8	2	5	27	—	57	—	13	—	13
Capital expenditure	1	46	46	38	57	20	51	59	—	225	28	21	—	49

Capital expenditure	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(2)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	12	25	13	—	50	—	26	255	281
Non-sustaining capital expenditure	—	10	—	—	10	7	20	87	107
Capital expenditure	12	35	13	—	60	7	46	342	388

(1)Total including equity-accounted non-managed joint ventures.
(2)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

46	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note C continued
Nine months | 2026 and 2025

Capital expenditure	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	62	62	117	133	75	169	137	—	631	55	43	—	98
Non-sustaining capital expenditure	—	105	105	8	49	84	3	132	—	276	17	38	—	55
Capital expenditure	1	167	167	125	182	159	172	269	—	907	72	81	—	153

Capital expenditure	AMERICAS				Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	63	128	—	191	6	62	927	989
Non-sustaining capital expenditure	—	22	—	22	132	105	485	590
Capital expenditure	63	150	—	213	138	167	1,412	1,579

Capital expenditure	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali - Attr. 45%	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana - Attr. 70%	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	50	50	62	127	49	166	101	—	505	58	22	—	80
Non-sustaining capital expenditure	—	60	60	48	18	3	14	83	—	166	—	44	—	44
Capital expenditure	1	110	110	110	145	52	180	184	—	671	58	66	—	124

Capital expenditure	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande(2)	Americas other	Americas		Non-managed joint ventures	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	43	77	33	—	153	2	50	741	791
Non-sustaining capital expenditure	—	12	—	—	12	32	60	254	314
Capital expenditure	43	89	33	—	165	34	110	995	1,105

(1)Total including equity-accounted non-managed joint ventures.
(2)Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

47	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note D

EBITDA	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

EBITDA
Profit for the period	927	815	3,581	2,163
Add back:
Finance costs and unwinding of obligations	51	81	179	166
Finance income	(38)	(43)	(111)	(114)
Taxation	335	242	1,290	669
Amortisation of tangible, right of use and intangible assets	295	307	895	865
Other amortisation	(2)	(2)	(1)	—
EBITDA	1,568	1,400	5,833	3,749

Rounding of figures may result in computational discrepancies.

48	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note E

Net cash (debt)	As at	As at	As at
	Sep	Sep	Dec
	2026	2025	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,558	2,025	2,025
Borrowings - current portion	27	96	19
Lease liabilities - non-current portion	165	126	155
Lease liabilities - current portion	54	54	59
Total borrowings	1,804	2,301	2,258
Less cash and cash equivalents, net of bank overdraft	3,060	2,532	2,882
Net cash (debt)	1,256	231	624
Net cash (debt) to EBITDA ratio	0.16 :1	0.05:1	0.11:1
Total borrowings to profit for the period	0.39:1	0.87:1	0.71:1

Rounding of figures may result in computational discrepancies.

49	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Non-GAAP Disclosure Note F

Free cash flow	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Net cash flow from operating activities (1)	1,380	1,419	4,521	3,162
Repayment of loans advanced to joint ventures	—	—	66	77
Distributions to non-controlling interests	(161)	(157)	(558)	(386)
Operating cash flow	1,219	1,262	4,029	2,853
Capital expenditure on tangible and intangible assets	(497)	(342)	(1,412)	(995)
Free cash flow	722	920	2,617	1,858

(1) Includes working capital movements as per table below.

(Increase) decrease in inventories	(64)	(54)	(107)	(35)
(Increase) decrease in trade receivables	(15)	5	(166)	(181)
(Decrease) increase in trade payables	124	155	157	14
Movement in working capital	45	106	(116)	(202)

Rounding of figures may result in computational discrepancies.

50	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Other Information Exchange Rates

Exchange Rates	Sep	Sep	Dec
	2026	2025	2025
	Unaudited	Unaudited	Unaudited

ZAR/USD
Average for the year to date	16.36	18.11	17.86
Average for the quarter	16.28	17.63	17.10
Closing	16.42	17.25	16.56

AUD/USD
Average for the year to date	1.42	1.56	1.55
Average for the quarter	1.42	1.53	1.52
Closing	1.44	1.51	1.50

BRL/USD
Average for the year to date	5.15	5.65	5.59
Average for the quarter	5.14	5.45	5.39
Closing	5.18	5.32	5.50

ARS/USD
Average for the year to date	1,443.26	1,182.19	1,246.73
Average for the quarter	1,500.04	1,330.75	1,436.37
Closing	1,517.52	1,366.58	1,459.42

EGP/USD
Average for the year to date	50.53	49.78	49.19
Average for the quarter	50.66	48.61	47.45
Closing	51.89	47.80	47.65

51	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Operating Results Operations at a glance
Quarter 3 2026 and 2025

Operations at a glance	FOR THE QUARTERS ENDED 30 SEPTEMBER 2026 AND 30 SEPTEMBER 2025
	Gold production oz (000)		Open pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25

AFRICA Non-managed joint ventures	91	86	545	578	392	357	—	—	2.09	1.86	4.34	4.46	—	—	3.03	2.85
Kibali - Attr. 45% (1)	91	86	545	578	392	357	—	—	2.09	1.86	4.34	4.46	—	—	3.03	2.85

AFRICA Managed operations	370	428	7,756	6,687	1,313	1,344	688	—	0.84	1.17	3.77	4.02	0.31	—	1.18	1.66
Iduapriem	34	60	1,293	1,420	—	—	—	—	0.83	1.31	—	—	—	—	0.83	1.31
Obuasi	51	69	—	—	287	340	—	—	—	—	5.48	6.31	—	—	5.48	6.31
Siguiri (3)	58	39	2,961	1,686	—	—	—	—	0.61	0.72	—	—	—	—	0.61	0.72
Geita	120	125	558	640	797	715	—	—	1.77	2.46	3.45	3.23	—	—	2.76	2.87
Sukari (3)	107	135	2,944	2,941	229	289	688	—	0.89	1.07	2.71	3.27	0.31	—	0.86	1.31

AUSTRALIA	117	125	1,610	1,717	971	911	—	—	0.85	1.03	2.36	2.33	—	—	1.42	1.48
Sunrise Dam	55	52	372	425	591	561	—	—	1.10	1.03	2.21	2.10	—	—	1.78	1.64
Tropicana - Attr. 70%	62	73	1,238	1,292	380	350	—	—	0.77	1.03	2.60	2.71	—	—	1.20	1.39

AMERICAS	118	129	152	194	474	728	459	544	3.13	3.47	5.05	3.71	1.69	1.15	3.36	2.73
Cerro Vanguardia (3)	44	43	152	194	148	100	349	483	3.13	3.47	4.49	3.84	0.62	0.58	2.09	1.72
AngloGold Ashanti Mineração (2)	74	71	—	—	326	362	110	61	—	—	5.30	5.09	5.06	5.65	5.24	5.17
Serra Grande (4)	—	15	—	—	—	266	—	—	—	—	—	1.80	—	—	—	1.80
Managed operations	605	682	9,518	8,598	2,758	2,983	1,147	544	0.87	1.19	3.49	3.43	0.86	1.15	1.40	1.75
Non-managed joint ventures	91	86	545	578	392	357	—	—	2.09	1.86	4.34	4.46	—	—	3.03	2.85
Group total including equity-accounted non- managed joint ventures	696	768	10,063	9,176	3,150	3,340	1,147	544	0.94	1.23	3.60	3.54	0.86	1.15	1.51	1.83
(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

52	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Financial Results Operations at a glance
Quarter 3 2026 and 2025

Operations at a glance	FOR THE QUARTERS ENDED 30 SEPTEMBER 2026 AND 30 SEPTEMBER 2025
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25

AFRICA Non-managed joint ventures	140	123	256	172	1,117	1,068	1,497	1,355	17	4	12	22	37	20
Kibali - Attr. 45% (1)	140	123	256	172	1,117	1,068	1,497	1,355	17	4	12	22	37	20

AFRICA Managed operations	781	718	796	768	1,560	1,154	2,178	1,631	112	89	107	79	92	57
Iduapriem	92	115	50	87	2,093	1,321	3,324	1,902	33	18	8	5	2	15
Obuasi	112	118	95	120	1,881	1,331	2,770	2,109	32	33	13	16	16	8
Siguiri (3)	157	118	97	33	2,302	2,331	2,790	2,804	2	3	22	15	27	2
Geita	211	170	306	249	1,349	1,010	1,952	1,464	36	22	28	24	—	5
Sukari (3)	210	198	247	278	1,081	793	1,465	1,041	9	13	36	19	47	27
Administration and other	(1)	(1)	1	1	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	298	249	197	182	2,164	1,638	2,546	2,007	17	14	18	22	27	13
Sunrise Dam	146	110	85	67	2,317	1,844	2,667	2,439	9	12	8	16	5	—
Tropicana - Attr. 70%	140	128	124	126	1,854	1,364	2,257	1,558	8	2	10	6	22	13
Administration and other	12	11	(12)	(11)	—	—	—	—	—	—	—	—	—	—

AMERICAS	238	261	309	239	1,157	1,192	1,846	1,740	38	33	29	17	14	10
Cerro Vanguardia (3)	112	121	120	83	974	1,139	1,562	1,691	12	8	4	4	—	—
AngloGold Ashanti Mineração (2)	125	100	191	141	1,265	983	2,008	1,459	26	15	25	10	14	10
Serra Grande (4)	—	40	—	15	—	2,253	—	3,105	—	10	—	3	—	—
Administration and other	1	—	(2)	—	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	2	—	41	7
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	1	2
North American projects	—	—	—	—	—	—	—	—	—	—	2	—	40	5

CORPORATE AND OTHER	(1)	(3)	1	3	—	—	—	—	—	—	—	1	—	—

Managed operations	1,316	1,225	1,303	1,192	1,597	1,244	2,273	1,766	167	136	156	119	174	87
Non-managed joint ventures	140	123	256	172	1,117	1,068	1,497	1,355	17	4	12	22	37	20
Group total including equity-accounted non- managed joint ventures	1,456	1,348	1,559	1,364	1,534	1,225	2,170	1,720	184	140	168	141	211	107

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

53	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Operating Results Operations at a glance
Nine months 2026 and 2025

Operations at a glance	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026 AND 30 SEPTEMBER 2025
	Gold production oz (000)		Open pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25

AFRICA Non-managed joint ventures	225	224	1,761	1,798	1,009	1,015	—	—	1.59	1.29	4.16	4.58	—	—	2.53	2.48
Kibali - Attr. 45% (1)	225	224	1,761	1,798	1,009	1,015	—	—	1.59	1.29	4.16	4.58	—	—	2.53	2.48

AFRICA Managed operations	1,200	1,307	22,676	21,566	3,975	3,770	1,958	190	0.94	1.08	3.92	4.42	0.32	0.34	1.31	1.59
Iduapriem	125	149	4,003	3,771	—	—	—	—	0.97	1.23	—	—	—	—	0.97	1.23
Obuasi	161	194	—	—	890	976	—	—	—	—	5.63	6.17	—	—	5.63	6.17
Siguiri (3)	211	204	8,529	7,792	—	—	—	—	0.77	0.81	—	—	—	—	0.77	0.81
Geita	364	379	1,815	1,828	2,220	1,965	—	—	1.97	2.31	3.49	3.84	—	—	2.81	3.11
Sukari (3)	339	381	8,329	8,175	865	829	1,958	190	0.88	1.00	3.24	3.73	0.32	0.34	0.95	1.29

AUSTRALIA	387	386	5,013	4,910	2,592	2,786	—	—	1.18	1.07	2.35	2.42	—	—	1.58	1.56
Sunrise Dam	156	174	1,193	1,089	1,613	1,794	—	—	1.13	1.28	2.16	2.23	—	—	1.72	1.87
Tropicana - Attr. 70%	231	212	3,820	3,821	979	992	—	—	1.20	1.01	2.66	2.76	—	—	1.50	1.37

AMERICAS	352	375	497	543	1,401	2,139	1,472	1,510	2.80	2.93	5.03	4.13	1.70	0.82	3.24	2.78
Cerro Vanguardia (3)	139	137	497	541	433	395	1,128	1,449	2.80	2.93	5.03	4.49	0.67	0.62	2.10	1.78
AngloGold Ashanti Mineração (2)	213	196	—	—	968	1,087	344	61	—	—	5.03	5.30	5.06	5.65	5.04	5.32
Serra Grande(4)	—	42	—	2	—	657	—	—	—	1.17	—	1.97	—	—	—	1.97

Managed operations	1,939	2,068	28,186	27,019	7,968	8,695	3,430	1,700	1.02	1.12	3.60	3.71	0.91	0.77	1.52	1.72
Non-managed joint ventures	225	224	1,761	1,798	1,009	1,015	—	—	1.59	1.29	4.16	4.58	—	—	2.53	2.48
Group total including equity-accounted non- managed joint ventures	2,164	2,292	29,947	28,817	8,977	9,710	3,430	1,700	1.05	1.13	3.67	3.80	0.91	0.77	1.59	1.77

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

54	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Financial Results Operations at a glance
Nine months 2026 and 2025

Operations at a glance	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2026 AND 30 SEPTEMBER 2025
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25	Sep-26	Sep-25

AFRICA Non-managed joint ventures	390	336	662	377	1,334	1,145	1,628	1,392	30	14	32	36	105	60
Kibali - Attr. 45% (1)	390	336	662	377	1,334	1,145	1,628	1,392	30	14	32	36	105	60

AFRICA Managed operations	2,411	2,141	3,024	2,122	1,473	1,144	2,060	1,586	314	281	317	224	276	166
Iduapriem	312	316	257	163	2,004	1,480	2,998	2,021	99	52	18	10	8	48
Obuasi	345	320	377	295	1,766	1,306	2,631	2,004	79	91	54	36	49	18
Siguiri (3)	490	418	481	244	2,043	1,735	2,483	2,043	16	14	59	35	84	3
Geita	629	520	1,039	729	1,238	993	1,800	1,497	89	90	80	76	3	14
Sukari (3)	636	568	869	690	1,039	765	1,444	1,059	31	34	106	67	132	83
Administration and other	(1)	(1)	1	1	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	897	724	873	507	1,899	1,564	2,224	1,842	54	31	44	49	55	44
Sunrise Dam	403	326	306	218	2,223	1,646	2,616	2,055	32	22	23	36	17	—
Tropicana - Attr. 70%	458	369	603	318	1,537	1,372	1,806	1,537	22	9	21	13	38	44
Administration and other	36	29	(36)	(29)	—	—	—	—	—	—	—	—	—	—

AMERICAS	702	728	1,052	603	1,068	1,201	1,704	1,719	112	106	79	47	22	12
Cerro Vanguardia (3)	351	347	465	211	827	1,253	1,372	1,695	41	22	22	21	—	—
AngloGold Ashanti Mineração (2)	350	271	589	366	1,223	944	1,923	1,438	71	58	57	19	22	12
Serra Grande(4)	—	108	—	28	—	2,184	—	3,051	—	26	—	7	—	—
Administration and other	1	2	(2)	(2)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	6	2	132	32
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	3	12
North American projects	—	—	—	—	—	—	—	—	—	—	6	2	129	20

CORPORATE AND OTHER	—	4	—	(4)	—	—	—	—	—	—	1	1	—	—

Managed operations	4,010	3,597	4,949	3,228	1,483	1,233	2,104	1,706	480	418	447	323	485	254
Non-managed joint ventures	390	336	662	377	1,334	1,145	1,628	1,392	30	14	32	36	105	60
Group total including equity-accounted non- managed joint ventures	4,400	3,933	5,611	3,605	1,467	1,224	2,053	1,676	510	432	479	359	590	314

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

55	Q3 2026 Earnings Release

AngloGold Ashanti plc
2026 | Quarter 3
Administration and Corporate Information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran  (Chief Financial Officer)
Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Paul Graves
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands
Company Secretary
Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/
AngloGoldAshanti
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration, development and production projects as well as growth projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”,
“possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.
Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 5 November 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary